FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 21, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

WBD Foods reports the following change in a shareholders’ share in the Company’s charter capital:

The shareholder’s surname, given name, patronymic: Dubinin Mikhail V.

Position: member of the Board of directors

Share in the charter capital before the change: 6,8299%.

Share in the charter capital after the change: 6,0180%.

The shareholder’s surname, given name, and patronymic: Orlov Alexander S.

Position: member of the Board of directors

Share in the charter capital before the change: 4,3914%.

Share in the charter capital after the change: 3,8694%.

The shareholder’s surname, given name, and patronymic: Plastinin Sergei A.

Position: member of the Board of directors

Share in the charter capital before the change: 12,1623%.

Share in the charter capital after the change: 10,7165%.

The shareholder’s surname, given name, and patronymic: Iakobachvili David

Position: Chairman of the Board of directors

Share in the charter capital before the change: 9,4648%.

Share in the charter capital after the change: 7,7635%.

The shareholder’s surname, given name, and patronymic: Yushvaev Gavril A.

Share in the charter capital before the change: 18,8022%.

Share in the charter capital after the change: 16,5671%.

The shareholder’s surname, given name, and patronymic: Vishnyakov Mikhail I.

Share in the charter capital before the change: 2,5904%.

Share in the charter capital after the change: 2,2824%.

The shareholder’s surname, given name, and patronymic: Yaroslavskiy Evgeny L.

Share in the charter capital before the change: 1,4323%.

Share in the charter capital after the change: 1,2621%.

The shareholder’s surname, given name, and patronymic: Evdokimov Victor E.

Share in the charter capital before the change: 0,4240%.

Share in the charter capital after the change: 0,3736%.

The date, when the Company got to know about the change of the share of the aforesaid persons in the Company’ charter capital: July 20, 2004.

NB

The change (decrease) of the share of the aforesaid persons in the Company’s charter capital is entailed by the conversion of the respective amount of shares owned by those persons into Global Depositary Receipts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Roman V. Bolotovsky
		Name:	Roman V. Bolotovsky
		Title:	General Counsel
Wimm-Bill-Dann Foods OJSC

Date:	July 21, 2004